                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13 G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                           MICROSTRATEGY INCORPORATED
                      ------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)


                                   594972 10 1
                       -----------------------------------
                                 (CUSIP Number)



                                December 31, 2001
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following pages)

================================================================================

CUSIP NO.  594972 10 1
           -----------

- ------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS.
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Michael J. Saylor

- ------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2                                                              (a) [ ]
                                                               (b) [X]

- ------------------------------------------------------------------------------
     SEC USE ONLY
3

- ------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
4
     United States

- ------------------------------------------------------------------------------
                        SOLE VOTING POWER
                   5
  NUMBER OF             38,585,476 shares

  SHARES          --------------------------------------------------------------
                        SHARED VOTING POWER
 BENEFICIALLY      6
                        400,000 shares
  OWNED BY
                  --------------------------------------------------------------
   EACH                 SOLE DISPOSITIVE POWER
                   7
 REPORTING              38,985,476 shares

  PERSON       -----------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
   WITH            8

- ------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
     38,985,476 shares
- ------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10   (SEE INSTRUCTIONS)
                                                                   [ ]

- ------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
     47.56%

- ------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
     IN

- ------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:
----------        ---------------
                  MicroStrategy Incorporated


Item 1(b).        Address of Issuer's Principal Executive Offices:
- --------        ------------------------------------------------
                  1861 International Drive
                  McLean, VA  22102


Item 2(a).        Name of Person Filing:
- --------        ----------------------
                  Michael J. Saylor


Item 2(b).        Address of Principal Business Office:
- --------        -------------------------------------
                  1861 International Drive
                  McLean, VA  22102


Item 2(c).        Citizenship:
- --------        ------------
                  United States


Item 2(d).        Title of Class of Securities:
- --------        -----------------------------
                  Class A Common Stock


Item 2(e).        CUSIP Number:
- --------        -------------
                  594972 10 1

Item 3.           If this statement is filed pursuant to (S)(S)240.13d-1(b) or
- -----           ------------------------------------------------------------
                  240.13d-2(b) or (c), check whether the person filing is a:
                  ----------------------------------------------------------
                  (a)  [ ]  Broker or dealer registered under section 15
                            of the Act 15 U.S.C. 78o).
                  (b)  [ ]  Bank as defined in section 3(a)(6) of the
                            Act (15 U.S.C. 78c).
                  (c)  [ ]  Insurance company as defined in section
                            3(a)(19) of the Act (15 U.S.C. 78c).
                  (d)  [ ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
                            80a-8).
                  (e)  [ ]  An investment advisor in accordance with
                            (S)240.13d-1(b)(1)(ii)(E);
                  (f)  [ ]  An employee benefit plan or endowment fund in
                            accordance with (S)240.13d-1(b)(1)(ii)(F);
                  (g)  [ ]  A parent holding company or control person
                            in accordance with (S)240.13d-1(b)(1)(ii)(G);

                  (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                  (j) [X] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(e), check this box. [ ]

Item 4.           Ownership:
- -----           ----------
                  (a)  Amount Beneficially Owned:  38,985,476 shares

                  (b)  Percent of Class: 47.56%

                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:
                             38,585,476 shares

                       (ii)  shared power to vote or to direct the vote:
                             400,000 shares

                       (iii) sole power to dispose or to direct the disposition
                             of: 38,985,476 shares

                       (iv) shared power to dispose or to direct the disposition of:

Item 5.           Ownership of Five Percent or Less of a Class:
- ------          ---------------------------------------------
                  Not applicable


Item 6.           Ownership of More Than Five Percent on Behalf of Another
- ------          --------------------------------------------------------
                  Person:
                  -------
                  Not applicable


Item 7.           Identification and Classification of the Subsidiary Which
- ------          ---------------------------------------------------------
                  Acquire the Security Being Reported on By the Parent Holding
                  ------------------------------------------------------------
                  Company:
                  --------
                  Not applicable

Item 8.           Identification and Classification of Members of the Group:
- ------          ---------------------------------------------------------
                  Not applicable

Item 9.           Notice of Dissolution of Group:
- ------          ------------------------------
                  Not applicable

Item 10.          Certification:
- -------         -------------
                  Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2002          /s/ Michael J. Saylor
                                    -----------------------------------------
                                    Michael J. Saylor


                                    Alcantara LLC

                                    by:  /s/ Michael J. Saylor
                                    -----------------------------------------
                                    Michael J. Saylor, Sole Member


                                    The Odyssey Trust

                                    by:  /s/ Michael J. Saylor
                                    -----------------------------------------
                                    Michael J. Saylor, Trustee


                                    The Constitution Foundation

                                    by:  /s/ Michael J. Saylor
                                    -----------------------------------------
                                    Michael J. Saylor, Trustee

                                    Exhibit 1


                          IDENTITY OF MEMBERS OF GROUP


Alcantara LLC, a Delaware limited liability company, is the record holder of 391,320 shares of Class A Common Stock of MicroStrategy Incorporated ("Class A Common Stock") and 37,881,556 shares of Class B Common Stock of MicroStrategy Incorporated ("Class B Common Stock"); The Odyssey Trust is the record holder of 400,000 shares of Class B Common Stock; and The Constitution Foundation is the record holder of 312,600 shares of Class A Common Stock. Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis. Michael J. Saylor is the sole member of Alcantara LLC, a trustee of The Odyssey Trust and the sole trustee of The Constitution Foundation. Accordingly, Mr. Saylor is the beneficial owner of the foregoing shares of Class A Common Stock and Class B Common Stock held of record by each of the above named entities.